Exhibit 99.40

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state in the United States and such securities may not be offered, sold or delivered, directly or indirectly, in the “United States” (as defined in Regulation S promulgated under the U.S. Securities Act) except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Immunovaccine Inc. at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	June 15, 2017

IMMUNOVACCINE INC.

$10,000,000

7,692,308 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 7,692,308 common shares (the “Offered Shares”) of Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) at a price of $1.30 per Offered Share (the “Offering Price”).

The Offered Shares are issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of June 6, 2017 between the Corporation, Echelon Wealth Partners Inc. and National Bank Financial Inc., as co-lead underwriters (the “Lead Underwriters”), and Mackie Research Capital Corporation (collectively, the “Underwriters”). The Offering Price has been determined by negotiation between Immunovaccine and the Underwriters. Concurrently with the Offering, the Offered Shares may be offered and sold in the United States in reliance on applicable private placement exemptions under United States federal and state securities laws. See “ Plan of Distribution”.

Price: $1.30 per Offered Share

		Underwriters’	Net Proceeds to the
	Price to the Public	Commission(1)	Corporation(2)
Per Offered Share	$1.30	$0.078	$1.222
Total (3)(4)	$10,000,000	$600,000	$9,400,000

Notes:

(1)	The Underwriters will receive a commission (the “Underwriters’ Commission”) equal to 6% of the gross proceeds of the Offering. In addition, the Corporation will grant the Underwriters compensation options (the “Compensation Options”) to purchase a number of common shares (the “Compensation Option Shares”) representing 6% of the total number of Offered Shares sold under this Offering. The Compensation Options will be exercisable at a price of $1.32 per Compensation Option Share for a period of 24 months from the closing of the Offering. This short form prospectus also qualifies the grant of the Compensation Options and the distribution of any Compensation Option Shares issued pursuant to the exercise of the Compensation Options.
(2)	Before deducting the expenses of the Offering, estimated to be $350,000.
(3)	The Corporation has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the closing of the Offering, to purchase up to an additional 1,153,846 Offered Shares (the “Over-Allotment Shares”) at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public will be $11,500,000, the total Underwriters’ Commission will be $690,000, and the net proceeds to the Corporation, after deducting the Underwriters’ Commission but before deducting the estimated expenses of the Offering, will be $10,810,000.
(4)	Excluding any amounts received upon the exercise of the Compensation Options.

All references to “Offered Shares” in this short form prospectus include the Over-Allotment Shares, as the context permits or requires.

A purchaser who acquires Offered Shares forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

An investment in the Offered Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this short form prospectus. See “ Cautionary Statement regarding Forward-Looking Information” and “ Risk Factors”.

The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV”. On June 14, 2017, the last trading day of the Common Shares on the TSX before the date hereof, the closing price of the Common Shares on the TSX was $1.17. The TSX has conditionally approved the listing of the Offered Shares as well as the Compensation Option Shares. Listing of the Offered Shares as well as the Compensation Option Shares will be subject to the Corporation fulfilling the listing requirements of the TSX. Closing of the Offering is subject to receipt of the prior approval of the Offering by the TSX and other usual closing conditions.

The Underwriters conditionally offer the Offered Shares on behalf of the Corporation, as principals, and, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by McCarthy Tétrault LLP, and on behalf of the Underwriters by Gowling WLG (Canada) LLP.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters in respect of the Offered Shares will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about June 21, 2017 or such other date as the Corporation and the Underwriters may agree upon, but not later than July 27, 2017 (the “Closing Date”).

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It is anticipated that an electronic position representing the Offered Shares will be issued, registered and deposited in electronic form with CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee pursuant to the book-based system. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Except in limited circumstances, beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Exercise Price or
	Maximum Size or Number	Exercise Period or	Average Acquisition
Underwriters’ Position	of Securities Available	Acquisition Date	Price
Over-Allotment Option(1)	1,153,846 Over-Allotment Shares	30 days from the Closing Date	$1.30 per Over-Allotment Share

Compensation Option(2)	461,538 Compensation Option Shares	24 months from the Closing Date	$1.32 per Compensation Option Share

Notes:

(1)	This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See “Plan of Distribution”.
(2)	This short form prospectus qualifies the grant of the Compensation Options and the distribution of any Compensation Option Shares issued pursuant to the exercise of the Compensation Options. See “Plan of Distribution”.
(3)	530,769 Compensation Option Shares if the Over-Allotment is exercised in full.

The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Offered Shares described in this short form prospectus may have tax consequences in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

Albert Scardino and Wayne Pisano, members of the board of directors of the Corporation, both reside outside of Canada and have appointed Immunovaccine Inc., #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office and registered office is located at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8.

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GENERAL MATTERS

Purchasers of Offered Shares should rely only on the information contained in or incorporated by reference into this short form prospectus. The Corporation has not authorized anyone to provide purchasers with different or additional information. If anyone provides purchasers with different or additional information, purchasers should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this short form prospectus is accurate only as of the date on the front of this document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

“DepoVax” is a trademark of the Corporation. This short form prospectus also includes references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.

The corporate website of the Corporation is www.imvaccine.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this short form prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Offered Shares.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this short form prospectus are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this short form prospectus were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

In this short form prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this short form prospectus and the documents incorporated by reference herein may constitute “forward-looking” statements and forward-looking information (collectively, “forward-looking statements”) which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this short form prospectus, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology.

This short form prospectus may contain forward-looking statements within the meaning of Canadian securities laws. Such statements include, but are not limited to, statements relating to:

−	the Corporation’s business strategy;

−	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

−	potential sources of funding;

−	the Corporation’s ability to obtain necessary funding on favorable terms or at all;

−	the Corporation’s expected expenditures and accumulated deficit level;

−	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

−	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

−	the Corporation’s plans for the research and development of certain product candidates;

−	the Corporation’s strategy for protecting its intellectual property;

−	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

−	the Corporation’s ability to obtain licences on commercially reasonable terms;

−	the Corporation’s plans for generating revenue;

−	the Corporation’s plans for future clinical trials; and

−	the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

−	obtaining additional funding on reasonable terms when necessary;

−	positive results of pre-clinical studies and clinical trials;

−	the Corporation’s ability to successfully develop existing and new products;

−	the Corporation’s ability to hire and retain skilled staff;

−	the products and technology offered by the Corporation’s competitors;

−	general business and economic conditions;

−	the Corporation’s ability to protect its intellectual property;

−	the Corporation’s ability to manufacture its products and to meet demand; and

−	regulatory approvals.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “ Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference in this short form prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements contained in this short form prospectus are expressly qualified by the foregoing cautionary statements and are made as of the date of this short form prospectus. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this short form prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference in and form an integral part of this short form prospectus:

(i)	the annual information form of the Corporation dated March 30, 2017 for the year ended December 31, 2016 (the “AIF”);

(ii)	the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2016 and 2015, together with the auditor’s report thereon;

(iii)	the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2016 (the “Annual MD&A”);

(iv)	the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2017 and 2016;

(v)	the management’s report on financial position and operating results of the Corporation for the three months ended March 31, 2017;

(vi)	the management information circular dated March 31, 2017 relating to the annual meeting of shareholders of the Corporation held on May 10, 2017; and

(vii)	the material change report dated June 9, 2017 relating to the Offering.

Any documents of the Corporation of the type referred to in the preceding paragraph and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this short form prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) does not form part of this short form prospectus to the extent that the contents of the “template version” of “marketing materials” are modified or superseded by a statement contained in this short form prospectus or in any amendment to this short form prospectus, if applicable. Any “template version” of “marketing materials” that has been, or will be, filed on SEDAR after the date of this short form prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated into this short form prospectus.

THE CORPORATION

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis.

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The Corporation has one wholly-owned subsidiary, Immunovaccine Technologies Inc. (“IVT”), which is incorporated under the laws of Nova Scotia.

The Corporation’s head and registered office is located at 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8.

BUSINESS OF THE CORPORATION

Overview

Immunovaccine is a clinical-stage company that develops products based on its proprietary vaccine enhancement platform and products with a primary focus on T cell activating therapies for cancer. The Corporation also capitalizes on licensing opportunities of its platform for other applications, including infectious diseases. The Corporation’s proprietary DepoVax™ delivery platform is believed to produce a strong, high-quality immune response that has a specific and sustained immune effect and enables the Corporation to pursue vaccine candidates in cancer, infectious diseases and other applications.

The Corporation’s cancer immunotherapy, DPX-Survivac, is currently being tested in a co-funded Phase 1b trial with Incyte Corporation (“Incyte”), which will evaluate the combination of DPX-Survivac with Incyte’s investigational oral indoleamine 2,3-dioxygenase 1 (“IDO1”) inhibitor, epacadostat, in ovarian cancer patients. DPX-Survivac is also being tested in an investigator-sponsored Phase 2 clinical trial in ovarian cancer in combination with checkpoint inhibitor pembrolizumab of Merck KGaA (“Merck”) in patients with recurrent, platinum-resistant cancer and in a an investigator sponsored Phase 2 clinical trial will evaluate the use of a triple combination immunotherapy in patients with measurable or recurrent diffuse large B cell lymphoma (“DLBCL”). The Corporation’s infectious disease vaccine against respiratory syncytial virus (“RSV”) has completed a Phase 1 clinical trial. The Corporation is also conducting several research and clinical collaborations, including ones with the Dana Farber Cancer Institute (“Dana Farber”) for Human Papillomavirus (“HPV”) related cancers and Leidos, Inc. (“Leidos”) in the United States for the development of vaccine candidates for malaria and the Zika virus.

Business Model

Operating Strategy

Immunovaccine is dedicated to making immunotherapy more effective, more broadly applicable and more widely available to people facing cancer. The Corporation’s lead product, DPX-Survivac has demonstrated the ability to induce robust immune responses with the potential of tumor shrinkage in advanced ovarian cancer and is currently being used in clinical trials in combination with checkpoint inhibitors from the Corporation’s collaborators, Incyte and Merck. The target of this T cell stimulating therapeutic cancer vaccine is broadly applicable to many different cancers. The novel mechanism of action of the underlying delivery platform, DepoVax, is to promote uptake and extend exposure of antigens to cells of the immune system, which enhances and sustains immune responses. This allows Immunovaccine to leverage this technology to become a preferred partner in combination trials in hard to treat cancers, and to explore additional immuno-oncology targets, such as HPV related cancers and neoepitopes. In addition, this platform is being used in other market indications, such as infectious disease vaccines, where the Corporation has demonstrated safety and immunogenicity with a novel proprietary vaccine to prevent RSV infections. The Corporation is currently collaborating with partners such as Incyte, Merck, Leidos and the Dana Farber Cancer Institute to explore novel applications for the DepoVax platform.

The Corporation has a clinical-stage cancer immunotherapy, DPX-Survivac. Immunovaccine believes the principles behind a successful cancer immunotherapy should include a targeted antigen and an effective formulation and delivery technology, combined with a complementary therapeutic strategy. Antigens used in DPX-Survivac are believed to specifically target tumor cells without harming normal, healthy cells. These antigens are combined with the Corporation’s DepoVax platform in an effort to optimize the presentation of these antigens to the immune system, resulting in an enhanced immune response. To be successful against cancer, the Corporation believes the vaccine must be administered in the right therapeutic setting, which includes a combination of therapies that help target various aspects of cancer. Immunovaccine believes that the effect of the therapy may be enhanced if an immune modulator is used simultaneously to prevent a patient’s immune system from overriding the positive response to the antigen. The Corporation’s goal in immuno-oncology is to advance its proprietary vaccines in combination trials with pharmaceutical and large biotechnology companies to establish strategic partnerships and support further development and commercialization.

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Partnering Strategy

In collaboration with commercial and academic partners, the Corporation is also expanding the application of DepoVax as a delivery platform for vaccines targeted against infectious diseases. Pre-clinical and clinical studies have indicated that the platform may allow for the development of enhanced vaccines for a wide range of infectious diseases by generating a stronger and more durable immune response more quickly than is possible with existing delivery methods. For vaccine targets that are poorly immunogenic, the platform may significantly reduce the number of immunizations required. The Corporation’s goal in infectious diseases is to out-license the DepoVax platform to selected partners. The Corporation is also exploring new applications of the DepoVax platform on its own and with partners.

The Corporation intends to be opportunistic in the development of products by exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. The Corporation may seek additional equity and non-dilutive funding and partnerships to advance the development of its vaccine product candidates.

Corporation’s Product Pipeline

DepoVax Vaccine Enhancement Platform

The DepoVax platform is a unique and patented formulation providing a new way to present active ingredients to the immune system. Antigens are formulated in lipid nanoparticles and, after freeze drying, suspended directly into oil. DepoVax has a novel mechanism of action whereby it promotes uptake and extends exposure of active antigens, which enhances and sustains the body’s own immune system responses. The DepoVax platform forms the basis of Immunovaccine’s therapeutic cancer and infectious diseases vaccine candidates.

The Corporation believes the ability of DepoVax to induce robust cellular immune responses makes the platform uniquely suitable for cancer immunotherapies, which are designed to target tumor cells. DepoVax can induce antigen-specific and polyfunctional cellular responses, which are postulated to be required for effective tumor control.

DepoVax-formulated vaccines have shown an ability to induce rapid and robust immune responses that may protect against disease agents with as little as one dose. The single-dose capability could be a key factor for developing rapid response vaccines for pandemics and infectious disease outbreaks. The DepoVax platform can be combined with a variety of antigens, including recombinant proteins, synthetic peptides and nucleic acids, viruses and a wide range of adjuvants, which provides both versatility and flexibility to develop many different vaccine products using a single platform.

This unique formulation provides extended chemical stability. DepoVax-based products are lyophilized and stored in a dry format, which provides the added benefit of an extended shelf life. The DepoVax formulation is designed to be easy to re-suspend and administer.

The ongoing clinical studies with DepoVax-based vaccines for the treatment of cancer and for protection from infectious diseases are expected by the Corporation to demonstrate the competitive advantages of this platform.

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IMMUNO-ONCOLOGY

DPX-Survivac

Product Overview

DPX-Survivac uses survivin-based antigens licensed from Merck, on a world-wide exclusive basis, formulated in DepoVax. Survivin is a major tumor-associated antigen over-expressed in many cancers, making it a viable target for a broadly applicable immunotherapy. DepoVax delivers the survivin-based antigens in a lipid depot-based format designed to generate a strong and prolonged immune response.

Survivin is essential for the survival of cancer cells and functions as an inhibitor of cell death, known as apoptosis. The presence of high levels of survivin in cancer cells is believed to make them susceptible to a survivin-targeted vaccine therapy. The Corporation’s survivin-based therapeutic vaccine candidate, DPX-Survivac, aims to train the immune system to recognize and kill survivin-containing cancer cells. This could provide a clinical benefit to patients by delaying cancer progression and/or increasing overall survival. The United States National Cancer Institute has recognized survivin as a promising antigen for cancer treatment based on its specificity, over-expression in cancer cells and immunogenicity potential.

The Corporation believes DPX-Survivac could have broad commercial potential as a cancer immunotherapy because it may be applicable for the treatment of multiple solid tumors and hematological cancers, including ovarian, glioblastoma, breast, pancreatic, multiple myeloma, B-cell lymphoma, and melanoma, among other cancers. The Corporation intends to continue the development of DPX-Survivac in a broader range of cancer indications to evaluate additional opportunities.

Phase 2 clinical trial in ovarian cancer with Merck

In February 2017, the Corporation announced an Investigator-Sponsored Phase 2 Clinical Trial in ovarian cancer in combination with Merck’s checkpoint inhibitor pembrolizumab in patients with recurrent, platinum-resistant ovarian cancer. University Health Network’s (“UHN”)’s Princess Margaret Cancer Centre will conduct the Phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of pembrolizumab, DPX-Survivac, and low-dose cyclophosphamide. It is expected to enroll 42 subjects with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period.

Phase 1b Clinical trial in ovarian cancer with Incyte

In June 2015, the Corporation announced it had entered into a non-exclusive clinical trial collaboration with Incyte to evaluate the combination of Immunovaccine’s novel T cell activating immunotherapy, DPX-Survivac, with Incyte’s investigational oral IDO1 inhibitor, epacadostat. Immunovaccine and Incyte are co-funding and conducting a multicenter, open-label, Phase 1b study to evaluate the safety, tolerability and efficacy of the novel combination in platinum resistant or sensitive ovarian cancer patients who are at high risk of recurrence. The investigational new drug (IND) application for the study, which will test the triple combination of DPX-Survivac, epacadostat and low dose oral cyclophosphamide, was approved by the U.S. Food and Drug Administration (“FDA”) and Health Canada in January 2016. The study was initiated on September 8, 2016 and is anticipated to enroll up to 40 patients. Results from this study may lead to an expansion of the clinical collaboration to investigate other cancers. The Corporation announced in March 2017 the first interim data analysis from this clinical study. The analysis included the results of blood tests, tumor biopsies and CT scans to assess safety, disease progression and T cell response for the first four evaluable patients in the trial. All patients enrolled in the trial have recurrent ovarian cancer with evidence of progressive disease. Based on the interim analysis, the combination therapy appears to have an acceptable tolerable safety profile, with a single grade 3 and single grade 4 event reported and no serious adverse events (“SAEs”). At the time of the interim analysis, three of four patients exhibited stable disease, while a fourth patient progressed and exited the trial. In addition, researchers observed an increase in T cell activity in tumors in three of the four patients based on RNA sequencing and indications of early tumor shrinkage in the patient who has been in trial for the longest duration thus far (based on CT scan at day 140).

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Phase 2 clinical trial in DLBCL with a large pharma partner

On May 16, 2017, the Corporation announced that an investigator sponsored Phase 2 clinical trial will evaluate the use of a triple combination immunotherapy in patients with measurable or recurrent DLBCL. Investigators will assess the efficacy and safety of Immunovaccine’s lead candidate, DPX Survivac, along with a checkpoint inhibitor drug currently marketed by a large pharmaceutical company, and low dose cyclophosphamide. Immunovaccine expects the trial to begin enrolling patients following receipt of regulatory clearance from Health Canada.

Researchers conducting the investigator sponsored study will test the novel immunotherapy combination in patients whose DLBCL expresses survivin, a tumor antigen highly expressed in 60 percent of DLBCL patients. DPX Survivac stimulates the immune system to produce T cell responses targeting survivin. The non-randomized, open label study is expected to enroll 25 evaluable participants at five centers in Canada.

Phase 2 clinical trial in DLBCL

The Corporation initiated a Phase 2 clinical trial in 2015, in DLBCL at the Ottawa Hospital Research Institute and the Odette-Sunnybrook Cancer Centre. The first patient was dosed in March 2015. Researchers are seeking to enroll up to 24 patients. The open label study is designed to determine the objective response rate of patients with recurrent survivin-expressing DLBCL when treated with DPX-Survivac in combination with low dose oral cyclophosphamide. The Corporation announced in November 2015 that the initial results from a Phase 2 study demonstrated that DPX-Survivac can induce an immune response in DLBCL tumors. This early result demonstrates that DPX-Survivac, Immunovaccine’s lead cancer immune therapy, can induce immune responses in hematologic cancers, such as DLBCL. Researchers observed changes in tumor-infiltrating T cells following administration of the DPX-Survivac therapy, which correlated with an immune response detected in the blood and produced by DPX-Survivac.

Advanced analysis of one of the patients provided a strong rationale for a novel triple combination. Early data indicated that there was a correlation between immune response and tumour changes following administration of DPX-Survivac. Specifically:

•	The patient experienced changes in tumour-infiltrating T cells, which correlated with an immune response detected in the blood and produced by DPX-Survivac.

•	Tumour cells showed significant PD-L1 expression, which indicates the likely suppression of the anti-tumour activity of their T cells. This effect may be alleviated with anti-PD-1 or anti-PD-L1 agents.

Based on these findings, and to bring the clinical program in line with Immunovaccine’s strategy of focusing its immuno-oncology pipeline on combinations with checkpoint inhibitors, Immunovaccine has elected to conclude operations on its initial phase 2 DLBCL study, opting to replace it with the triple-combination trial with a large pharma partner.

Orphan Drug Status and Fast Track Designation

The Corporation announced in November 2016 that the European Medicines Agency granted orphan drug designation status to Immunovaccine’s DPX-Survivac in ovarian cancer and in July 2015 the FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

Immunovaccine had previously received FDA fast track designation for DPX-Survivac. The designation is intended for patients with no measurable disease after their initial surgery and chemotherapy.

DPX-E7

On April 17, 2017 the Corporation announced that the first study participant has been treated in a Phase 1b/2 clinical study evaluating Immunovaccine’s investigational cancer vaccine, DPX-E7, in combination with low-dose cyclophosphamide in patients with incurable oropharyngeal, cervical and anal cancers related to HPV.

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Dana Farber is leading the DPX-E7 study through a $1.5 million research grant from Stand Up To Cancer and the Farrah Fawcett Foundation to clinically evaluate collaborative translational research that addresses critical problems in HPV-related cancers.

The Dana-Farber study is a single center, open label, non-randomized clinical trial that will investigate the safety and clinical efficacy of DPX-E7 in combination with low-dose metronomic oral cyclophosphamide in a total of 44 treated participants. Its primary objectives are to evaluate changes in CD8+ T cells in peripheral blood and tumor tissue, and to evaluate the safety of DPX-E7 vaccination in HLA-A2 positive patients with incurable HPV-related head and neck, cervical or anal cancers. DPX-E7 targets an HPV viral protein known as E7. Immunovaccine has the option to produce the DPX-E7 vaccine if it proves successful in the clinical trials.

INFECTIOUS DISEASES

DPX-RSV

Product Overview

A significant component of the Corporation’s business strategy is licensing the DepoVax platform within infectious and other diseases. The DepoVax platform has the potential to generate a rapid and robust immune response, often in a single dose. The unique vaccine enhancement and single-dose capability could prove to be beneficial in targeting difficult infectious and other disease candidates.

The Corporation has performed pre-clinical research activities for a vaccine targeting RSV, which is the second leading cause of respiratory illness in infants, the elderly and the immunosuppressed. Currently, there is no vaccine available for this virus and Immunovaccine is seeking to develop a novel vaccine formulation to be used in elderly and healthy adults, including women of child-bearing age. Immunovaccine has in-licensed the RSV antigen exclusively from VIB, a non-profit life sciences research institute funded by the Flemish government, to expand its pipeline of vaccine candidates. The novel RSV antigen being evaluated in DepoVax is based on the short hydrophobic protein present at low levels on the surface of the RSV virion but more importantly also present on the surface of RSV-infected cells. This vaccine has a unique mechanism of action, in that the resultant antibodies bind to and destroy infected cells rather than directly bind to and neutralize free virus.

Phase 1 clinical trial in RSV

A Phase 1 clinical study has been conducted in Canada with the Corporation’s RSV vaccine in healthy adults. The RSV vaccine is formulated in Immunovaccine’s proprietary DepoVax platform and is initially being developed to protect the elderly population from infection. The Phase 1 study, which is the first clinical trial of a DepoVax-based vaccine in an infectious disease indication, has evaluated the safety and immune response profile of the RSV vaccine candidate in 40 healthy adults. The first patient was enrolled on June 30, 2015, at the Canadian Center for Vaccinology in Halifax. The trial was co-funded by Immunovaccine.

On July 6, 2016, the Corporation announced positive interim results from this trial. The DPX-RSV trial included 40 healthy older adult volunteers (age 50-64 years) and two dose cohorts, with 20 subjects in each cohort. Investigators analyzed the safety and immune response data of all participants up to study day 84. The safety analysis indicates that the DPX-RSV was well tolerated among all study participants, with no SAEs recorded. Furthermore, immunogenicity data supported DPX-RSV’s ability to generate a relevant immune response; the vaccine candidate obtained antigen-specific antibody responses in 75 percent of subjects vaccinated with the lower dose and 100 percent of those vaccinated with the higher dose.

On October 13, 2016, the Corporation announced positive topline results from this trial. The report outlined that more than six months after the last vaccination, 15 of 16 participants (93%) who received DPX-RSV demonstrated antigen-specific immune responses. The vaccine candidate also continued to have a positive safety profile and was well tolerated with no SAEs among all study participants.

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On April 12, 2017, the Corporation announced additional positive data from an extended evaluation of patients in this trial. An amendment had been submitted to Health Canada to test subjects who received the higher dose of vaccine out to one year after the booster vaccination. In the 25 µg (microgram) dose cohort, which was the only dose tested out to one year, 100 percent of older adults (7/7 immune responders) vaccinated with DPX-RSV maintained the antigen-specific immune responses one year after receiving the booster dose. At one year, the antibody levels measured were still at peak with no sign of decrease.

Immunovaccine has exclusive worldwide licenses on applications that target the SH ectodomain antigen in RSV. The Corporation intends to explore opportunities to out-license this product to potential partners.

Zika Virus Vaccine Antigen

Immunovaccine and Leidos, a health, national security and infrastructure solutions company, are collaborating on developing a vaccine against the mosquito-borne Zika virus and infection, which may be linked to neurological birth defects. This collaboration is the first to expand on Immunovaccine’s research project in which the Corporation will apply its DepoVax platform to development of a Zika virus vaccine candidate. Under the terms of the agreement, Leidos will utilize its Virtual Pharmaceutical Development Program to lead an antigen discovery and development team to identify the best candidate antigens for protecting against infection by the Zika virus. Immunovaccine will then formulate new antigens in its DepoVax delivery system for pre-clinical testing. The parties expect that this project could serve as a replicable model for expediting the development and manufacture of vaccines to address current and future health emergencies.

Licensing Agreements

While the Corporation is focused on developing a pipeline of cancer immunotherapies, it is also pursuing opportunities to license its platform technology to other parties interested in creating enhanced vaccines on an application-by-application basis.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Corporation’s capitalization as at March 31, 2017 both before and after giving effect to the Offering.

		Outstanding as at March 31, 2017
	Outstanding as at March 31, 2017	after giving effect to the
Description	(Unaudited)	Offering(1)

Common Shares	118,946,971	126,639,279	(2)
Common Share Purchase	8,101,408	8,562,946	(3)(4)
Warrants
Stock Options	6,243,947	6,243,947
Total Share Capital (fully diluted)	133,692,168	141,446,172

(1)	Based on the issuance of 7,692,308 Offered Shares for aggregate gross proceeds of up to $10,000,000, less the Underwriters’ Commission of $600,000 and expenses of the Offering, estimated at $350,000.
(2)	Up to 127,793,125 Common Shares if the Over-Allotment Option is exercised in full for aggregate gross proceeds of up to $11,500,000, less the Underwriters’ Commission of $690,000 and expenses of the Offering, estimated at $350,000.
(3)	Based on the issuance of 461,538 Compensation Options.
(4)	Up to 9,093,715 Common Shares and up to 530,769 Compensation Options if the Over-Allotment Option is exercised in full.

USE OF PROCEEDS

The estimated net proceeds to be received by us under the Offering will be approximately $9,050,000 (up to approximately $10,460,000 if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Commission and the estimated expenses in connection with this Offering of approximately $350,000.

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The Corporation intends to allocate the net proceeds from this Offering to advance the research and development and clinical advancement of its cancer and infectious disease vaccine candidates and for working capital and general corporate purposes.

Use of Proceeds	$
(excluding the Over-Allotment Option)

Phase 2 clinical trial in DLBCL with a large pharma partner	2,400,000

Phase 1 clinical trials for multiple indications	4,200,000

General Corporate Purposes	2,450,000	(1)

TOTAL	9,050,000

(1)	Up to $3,860,000 million if the Over-Allotment Option is exercised in full.

The Corporation believes that its intended use of the net proceeds of this Offering is consistent with the Corporation’s business objectives and strategic goals of developing T cell activating cancer immunotherapies and infectious disease vaccines based on DepovaxTM.

The Phase 2 clinical trial in DLBCL with a large pharma partner will be initiated during the third quarter of 2017 and the Corporation expects to receive preliminary trial results in the course of 2018. During the course of 2017, the Corporation will assess and identify the indications to be used with DPX Survivac for which the Corporation will initiate Phase 1 clinical trials.

While the Corporation intends to use the net proceeds as outlined above, the timing and actual use of the net proceeds may vary depending on operating and capital needs, the progress and outcome of its clinical trials or its research and development programs, the progress of the formal review of strategic alternatives and business and operations circumstances. In the interim, Immunovaccine will invest the net proceeds of the Offering in short-term, liquid, interest bearing investment grade securities.

Commercialization and production of biopharmaceuticals can only be achieved once all regulatory steps have been completed. The regulatory approval process usually includes three phases of clinical trials which, depending on the drug or product being tested, will vary in time required to complete. The phases typically extend for a number of years and are costly to complete. Given the uncertainty around the design, regulatory requirements and timing of future clinical trials, an estimate of the future costs of the regulatory phases is not reasonable at this time. See “ Risk Factors”.

Negative Cash Flow

The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $61,161,637 as at March 31, 2017. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the Offering and the Concurrent Private Placement will be used to fund anticipated negative cash flow from operating activities, as described above.

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PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated June 6, 2017 between the Corporation and the Underwriters, the Corporation has agreed to sell, and the Underwriters have severally (and not jointly, nor jointly and severally) agreed to purchase, as principals or cause to be purchased, on the Closing Date, 7,692,308 Offered Shares at the Offering Price for aggregate gross proceeds of $10,000,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters, with reference to the prevailing market price of the Common Shares.

The Corporation has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the Closing Date, to purchase up to an additional 1,538,846 Over-Allotment Shares at the Offering Price.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to, (a) any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation or inquiry which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States either in general, or solely in respect of the biotechnology and healthcare sector, or the business, operations or affairs of the Corporation or IVT (taken as a whole), or the market price or value of the common shares of the Corporation or results in the Offered Shares to not be marketed profitably; and (b) any material change in relation to the Corporation and IVT, taken as a whole, or any change in any material fact or a new material fact shall arise which, in the reasonable opinion of the Underwriters, has or could be expected to have a material adverse effect on the market price or value of the Corporation’s common shares. The Underwriters are, however, obligated, to take up and pay for (or cause the payment for) all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters may offer selling group participation to other registered dealers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay certain expenses incurred by the Underwriters in connection with the Offering. The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to indemnify the Underwriters, their affiliates and their respective directors, employees, shareholders and agents against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission, equal to 6% of the aggregate gross proceeds of the Offering (including in respect of any Over-Allotment Shares sold upon exercise of the Over-Allotment Option).

As additional compensation, the Corporation has also agreed to issue to the Underwriters the Compensation Options on the Closing Date. The Compensation Options will entitle the Underwriters to acquire that number of Compensation Option Shares equal to 6% of the number of Offered Shares sold under the Offering (including in respect of any Over-Allotment Shares sold upon exercise of the Over-Allotment Option). The Compensation Options will be exercisable at a price of $1.32 per Compensation Option Share for a period of 24 months from the Closing Date and the Compensation Options will be non-transferrable. The terms governing the Compensation Options will be set out in the certificates representing the Compensation Options and will include, among other things, customary provisions for the appropriate adjustment of the class and number of Compensation Option Shares issuable pursuant to the exercise of the Compensation Options upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any payment of stock dividends to holders of all the Common Shares, any capital reorganization of the Corporation, or any merger, consolidation or amalgamation of the Corporation with another company or entity. This short form prospectus qualifies the distribution of the Compensation Option Shares to the Underwriters.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this short form prospectus after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

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Pursuant to applicable Canadian and U.S. regulatory restrictions, the Underwriters may not, throughout the period of distribution, bid for or purchase any Common Shares for their own account. These restrictions allow certain exceptions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase for Common Shares permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering the Underwriters may undertake transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador. The Offered Shares will be offered in such provinces of Canada through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of Canada.

Subject to the provisions of the Underwriting Agreement, concurrently with the Offering, the Offered Shares may be offered and sold in the United States in reliance on applicable private placement exemptions under United States federal and state securities laws.

The offer and sale of the Offered Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. The Underwriting Agreement provides that the Underwriters may re-offer and re-sell the Offered Shares they have acquired pursuant to the Underwriting Agreement to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) (“Rule 144A”) in the United States in accordance with Rule 144A and similar exemptions under applicable U.S. state securities laws. In addition, pursuant to the Underwriting Agreement, the Underwriters may arrange for “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) to purchase Offered Shares directly from the Corporation pursuant to Rule 506 of Regulation D under the U.S. Securities Act, in place of the Underwriters purchasing such Offered Shares. The Underwriting Agreement also provides that the Underwriters will offer and sell the Offered Shares outside the United States in accordance with Rule 903 of Regulation S promulgated under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act, unless such offer or sale is made pursuant to an exemption from registration under the U.S. Securities Act.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this short form prospectus electronically.

The Corporation will not, directly or indirectly, offer, issue, sell or grant any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (i) the Offering; (ii) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; or (iii) obligations of the Corporation in respect of existing convertible instruments issued at the date hereof.

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Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that an electronic position representing the Offered Shares will be issued, registered and deposited in electronic form with CDS or its nominee pursuant to the book-based system. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Except in limited circumstances, beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired.

The TSX has conditionally approved the listing of the Offered Shares as well as the Compensation Option Shares. Listing of the Offered Shares as well as the Compensation Option Shares will be subject to the Corporation fulfilling the listing requirements of the TSX. Closing of the Offering is subject to receipt of the prior approval of the Offering by the TSX and other usual closing conditions.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Immunovaccine’s authorized share capital consists of an unlimited number of Common Shares and preferred shares (the “Preferred Shares”) issuable in series, all without par value. As of the date hereof, a total of 119,900,097 Common Shares and no Preferred Shares are issued and outstanding.

The Common Shares of the Corporation rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Subject to the prior rights of the holders of preferred shares, the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of the Corporation. In the event of liquidation, dissolution or winding-up of the Corporation, subject to the prior rights of the holders of preferred shares, the holders of Common Shares are entitled to receive all the remaining property and assets of the Corporation. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings of the shareholders of the Corporation and each Common Share, when represented at any meeting of the shareholders of the Corporation, carries the right to one vote.

PRIOR SALES

The following table sets out the details of the issuance by the Corporation of Common Shares, options to purchase Common Shares, warrants to purchase Common Shares, deferred share units, if any, during the 12-month period before the date of this short form prospectus:

Security	Number	Price		Issuance Date
Common Shares(1)	10,000	$0.40		July 13, 2016
Common Shares(1)	6,825	$0.28		July 13, 2016
Common Shares(1)	893	N/A	(2)	August 16, 2016
Stock options(3)	400,000	$0.62		August 29, 2016
Common Shares(1)	70,000	N/A	(4)	September 6, 2016
Common Shares(1)	50,000	$0.45		November 4, 2016
Stock options(5)	200,000	$0.69		November 7, 2016
Common Shares(1)	7,230	N/A	(6)	November 15, 2016
Common Shares(7)	15,000	$0.72		November 22, 2016
Common Shares(7)	50,000	$0.72		November 29, 2016
Common Shares(1)	75,000	$0.66		December 1, 2016
Common Shares(1)	75,000	$0.74		December 1, 2016
Common Shares(8)	10,666,667	$0.75		December 9, 2016
Compensation Options(9)	640,000	$0.79		December 9, 2016
Common Shares(1)	5,000	$0.40		December 20, 2016
Common Shares(1)	5,000	$0.28		December 20, 2016
Deferred Share Units(10)	325,000	$0.72		December 21, 2016
Common Shares(1)	5,000	$0.40		December 30, 2016
Common Shares(1)	6,304	N/A	(11)	January 18, 2017
Stock Options(12)	453,800	$0.75		January 19, 2017

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Security	Number	Price		Issuance Date
Stock Options(13)	400,000	$0.75		January 31, 2017
Common Shares(7)	10,000	$0.72		February 7, 2017
Common Shares(7)	21,250	$0.72		February 8, 2017
Common Shares(1)	8,617	N/A	(11)	February 9, 2017
Common Shares(7)	25,000	$0.72		February 13, 2017
Common Shares(7)	96,250	$0.72		February 14, 2017
Common Shares(1)	35,000	$0.40		February 15, 2017
Common Shares(7)	37,500	$0.72		February 15, 2017
Common Shares(1)	35,000	$0.40		February 16, 2017
Common Shares(1)	6,639	N/A	(14)	February 17, 2017
Common Shares(15)	100,000	$0.60		February 17, 2017
Common Shares(1)	5,000	$0.40		February 21, 2017
Common Shares(1)	5,000	$0.28		February 21, 2017
Common Shares(1)	176,200	N/A	(16)	February 22, 2017
Common Shares(1)	80,000	$0.40		February 22, 2017
Common Shares(7)	12,500	$0.72		February 23, 2017
Common Shares(1)	69,806	N/A	(17)	February 24, 2017
Common Shares(1)	3,438	N/A	(18)	February 27, 2017
Common Shares(1)	65,000	$0.40		March 1, 2017
Common Shares(1)	15,062	N/A	(19)	March 3, 2017
Common Shares(7)	300,000	$0.72		March 7, 2017
Common Shares(7)	18,000	$0.72		March 23, 2017
Deferred Share Units(20)	74,842	$1.19		March 31, 2017
Common Shares(1)	264,746	N/A	(21)	April 4, 2017
Common Shares(1)	2,500	$1.00		April 17, 2017
Common Shares(1)	98	N/A	(22)	April 18, 2017
Common Shares(1)	10,000	$1.00		April 24, 2017
Common Shares(7)	25,000	$0.72		April 25, 2017
Common Shares(7)	22,725	$0.72		April 26, 2017
Common Shares(7)	336,000	$0.72		April 28, 2017
Common Shares(15)	100,000	$0.60		May 3, 2017
Common Shares(1)	155,253	N/A	(23)	May 8, 2017
Common Shares(7)	5,000	$0.72		May 12, 2017
Common Shares(1)	10,132	N/A	(24)	May 19, 2017
Common Shares(1)	7,500	$0.66		May 19, 2017
Common Shares(1)	5,907	$0.28		May 19, 2017
Common Shares(1)	8,265	N/A	(11)	May 23, 2017

(1)	Common Shares issued upon exercise of stock options.
(2)	Cashless exercise of 50,000 options.
(3)	Grant of stock options under the Corporation’s stock option plan exercisable at a price of $0.62 per Common Share until August 29, 2021.
(4)	Cashless exercise of 150,000 options.
(5)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $0.69 per Common Share until November 7, 2021.
(6)	Cashless exercise of 13,840 options.
(7)	Common Shares issued upon exercise of common share purchase warrants (the “2016 Warrants”) being part of units issued pursuant to a bought-deal private placement of units (the “June 2016 Private Placement”). Each 2016 Warrant entitles its holder to purchase one Common Share at a price of $0.72 per Common Share until June 8, 2018.
(8)	Common Shares issued pursuant to a bought-deal private placement of Common Shares (the “December 2016 Private Placement”).
(9)	Non-transferable compensation options exercisable at a price of $0.79 per Common Share until December 9, 2018 issued as consideration to the underwriters of the December 2016 Private Placement.
(10)	Deferred share units (“DSUs”) issued pursuant to the Corporation’s deferred share unit plan (the “DSU Plan”) at a deemed price of $0.72 per DSU. Each DSU entitles the holder thereof to receive one Common Share on the terms and conditions set forth in the DSU Plan.
(11)	Cashless exercise of 15,000 options.

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(12)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $0.75 per Common Share until January 19, 2022.
(13)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $0.75 per Common Share until January 31, 2022.
(14)	Cashless exercise of 10,000 options.
(15)	Common Shares issued upon exercise of non-transferable compensation options exercisable at a price of $0.60 per Common Share until June 8, 2016 issued as a consideration to the underwriters of the June 2016 Private Placement.
(16)	Cashless exercise of 405,000 options.
(17)	Cashless exercise of 145,000 options.
(18)	Cashless exercise of 5,000 options.
(19)	Cashless exercise of 22,500 options.
(20)	DSUs issued pursuant to the Corporation’s DSU Plan at a deemed price of $1.19 per DSU. Each DSU entitles the holder thereof to receive one Common Share on the terms and conditions set forth in the DSU Plan.
(21)	Cashless exercise of 710,000 options.
(22)	Cashless exercise of 1,500 options.
(23)	Cashless exercise of 318,333 options.
(24)	Cashless exercise of 22,900 options.
(25)	Cashless exercise of 15,000 options.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the symbol “IMV” and posted for trading on the OTCQX under the symbol “IMMVF”.

The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges		Total Cumulative Volume
	High	Low
	($)	($)
June 2016	$0.700	$0.580	1,021,193
July 2016	$0.700	$0.580	641,385
August 2016	$0.790	$0.510	1,836,337
September 2016	$0.850	$0.700	1,715,002
October 2016	$0.800	$0.680	1,297,876
November 2016	$0.830	$0.730	1,349,327
December 2016	$0.780	$0.660	1,251,767
January 2017	$0.770	$0.670	1,889,446
February 2017	$1.400	$0.740	7,511,801
March 2017	$1.350	$1.040	3,718,261
April 2017	$1.530	$1.000	4,900,132
May 2017	$1.700	$1.250	3,442,686
June 1-14, 2017	$1.330	$1.150	776,065

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RISK FACTORS

An investment in the Corporation’s securities involves risk. Before you invest in the Offered Shares, you should carefully consider the risks contained in or incorporated by reference into this short form prospectus, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this short form prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this short form prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering, and may not use the proceeds effectively.

Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Corporation or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Corporation, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Corporation receives only limited attention by securities analysts and frequently experience an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress of the clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Future sales of Common Shares by the Corporation or by its existing shareholders could cause share price to fall.

The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital.

Dilution of purchasers.

Purchasers who purchase Offered Shares as part of the Offering may pay more for the Offered Shares than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Offered Shares under the Offering may incur substantial dilution in the near future.

No dividends have been paid on the Common Shares.

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.

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CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Gowling WLG (Canada) LLP, counsel to the Underwriters, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to an investor who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times deals at arm’s length with the Corporation and each of the Underwriters, is not affiliated with the Corporation or any of the Underwriters, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Offered Shares, as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” of the Tax Act; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” reporting election under the Tax Act to determine its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date thereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations under the Tax Act on the Corporation’s ability to designate a dividend as an “eligible dividend”, and the Corporation has made no commitments in this regard.

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Dividends received or deemed to be received on the Offered Shares by a Resident Holder that is a corporation must be included in computing its income, but generally will be deductible in computing its taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” or “subject corporation” (as each term is defined in the Tax Act) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing its taxable income.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes dividends and deemed dividends that are not deductible in computing taxable income.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “ Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year (but not against other income) to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares or shares substituted for such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may affect the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

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Non-Resident Holders

The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). This summary does not apply to a Non-Resident Holder that is “registered non-resident insurer” or “an authorized foreign bank” (as such terms are defined in the Tax Act).

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty . Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”) for example, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “ Resident Holders– Disposition of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Gowling WLG (Canada) LLP, counsel to the Underwriters, based on the provisions of the Tax Act, as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plans, and tax-free savings accounts (“TFSAs”), provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).

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Notwithstanding that the Offered Shares may be qualified investments for an RRSP, RRIF or TFSA (each a “Registered Plan”), if an Offered Share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the annuitant or holder of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares generally will be prohibited investments for a Registered Plan if the annuitant or holder, as the case may be, of the Registered Plan: (i) does not deal at arm’s length with the Corporation for the purposes of the Tax Act; or (ii) has a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. The Common Shares generally will not be prohibited investments if such securities are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for trusts governed by a Registered Plan. Under proposals to amend the Tax Act contained in the federal budget released on March 22, 2017, the prohibited investment rules will also apply to a trust governed by a RESP or RDSP, effective after March 22, 2017.

Holders of TFSAs or RDSPs, subscribers of RESPs, and annuitants of RRSPs or RRIFs should consult their own tax advisors in this regard.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Gowling WLG (Canada) LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Gowling WLG (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Halifax, Nova Scotia, Canada.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Halifax, Nova Scotia, Canada.

AGENT FOR SERVICE OF PROCESS

Albert Scardino and Wayne Pisano, directors of the Corporation, both reside outside of Canada and have appointed Immunovaccine Inc., #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

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CERTIFICATE OF THE CORPORATION

Dated: June 15, 2017

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

(s) Frederic Ors	(s) Pierre Labbé
Frederic Ors	Pierre Labbé
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(s) Andrew J. Sheldon	(s) James W. Hall
Andrew J. Sheldon	James W. Hall
Chairman of the Board of Directors	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: June 15, 2017

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

ECHELON WEALTH PARTNERS INC.

(s) Michael Lorimer
Michael Lorimer
Managing Director

NATIONAL BANK FINANCIAL INC.

(s) Sanjiv Samant
Sanjiv Samant
Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

(s) David Keating
David Keating
Managing Director

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